Exhibit 99.1

company statement

28 July 2004	James Hardie Industries NV Media enquiries please contact: Julie Sheather on Tel: 61 2 8274 5206 Mob: 0409 514 643 or Steve Ashe on Tel: 61 2 8274 5246 Mob: 0408 164 011

Inquiry submissions released

Submissions by all parties to the Special Commission of Inquiry into the Medical Research and Compensation Foundation (MRCF) have been publicly released today.

James Hardie CEO Mr Peter Macdonald said submissions have been made on behalf of more than a dozen individuals and groups aside from JHI NV. Many of these submissions contain disputed allegations against JHI NV and other parties.

James Hardie has lodged its submission in chief addressing the issues raised before the Commission. This submission has been made public by the Commission today, along with parts of the company’s submission in reply. The remainder of the company’s submissions in reply will be filed on Thursday July 29th.

Mr Macdonald said extensive publicity about the allegations was anticipated, but that these allegations are not the conclusions of the Commission and should be treated as only contentions by interested parties. The company has made a vigorous defence against the allegations for consideration by the Commissioner in the preparation of his report.

Chairman of the JHI NV Board Committee overseeing the company’s participation in the Inquiry, Ms Meredith Hellicar, said the company’s submissions in reply confirm its earlier proposal. That proposal includes a Board resolution to recommend that shareholders approve the provision of additional funding if an effective statutory scheme is established to compensate all future claimants for asbestos-related injuries caused by former James Hardie subsidiary companies. JHI NV has proposed the key principles of such a scheme in its submissions to the Inquiry. The submission in reply also reviews proposals put forward by others against the overarching need to assure fair and equitable compensation for all claimants.

Ms Hellicar said the Board Committee would carefully review all of the submissions made and allegations raised. The Committee will await the release of the Commissioner’s report before making any recommendations to the Board.

A copy of the company’s submission and a summary of the JHI NV response to issues raised in the Commission are being published on the company’s website (www.ir.jameshardie.com.au) today. Oral submissions in support of written submissions received will be heard by the Commission from Wednesday August 4th. The Commissioner is due to report to the NSW Government by September 21, 2004.

End.

Investor and Analyst Enquiries:

Steve Ashe – Vice President, Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Media Enquiries:

Julie Sheather – Vice President, Public Affairs
Telephone: 61 2 8274 5206
Mobile: 0409 514 643
Email: julie.sheather@jameshardie.com.au

Or

Chris Falvey – Corporate Affairs Adviser
Telephone: 61 2 8274 5304
Mobile: 0414 359 235
Email: chris.falvey@jameshardie.com.au

Facsimile: 61 2 8274 5218

www.jameshardie.com

Disclaimer

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